FORM 3
OMB Approval
OMB Number 3235-0104
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

     INITIAL  STATEMENT OF BENEFICIAL  OWNERSHIP OF SECURITIES Filed pursuant to
Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. See Instructions
_X_  Form 3 Holdings Reported
___  Form 4 Transaction

1. Name and Address of Reporting Person:                    Lauren Farfour
                                                            6166-1 Riverwalk Lane
                                                            Jupiter, FL 33458
2. Date of Event Requiring Statement:                       8/1/01
3. IRS or SSN of Reporting Person (Voluntary):
4. Issuer Name and Ticker or Trading Symbol:                Burgers By Farfour, Inc.
5. Relation of Reporting Person to Issuer                   _X_ Director
                                                            _X_ 10% owner
                                                            _X_ Officer (Title):sole officer
                                                                                and director
                                                            ___ Other (Specify)
6. If Amendment, Date of Original:                          N/A
7.    X Filed by One Reporting Person.
        _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                      Common Stock
2. Amount of Securities Beneficially Owned:                1,750,000
3. Ownership Form;  Direct (D) or Indirect (I):            D
4. Nature of Indirect Beneficial       Ownership:          N/A

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                                         N/A
2. Date Exercisable and Expiration Date:
3. Title and Amount of Underlying Securities:
4. Conversion or Exercise Price of Derivative Securities:
5. Ownership of Derivative Securities; Direct (D) or Indirect (I):
6. Nature of Indirect Beneficial Ownership:


EXPLANATION OF RESPONSES:

On August 1, 2001, Lauren Farfour was issued 1,750,000 shares of the restricted common stock of the Company in connection with organizing BBF, in exchange for services, the business plan of BBF and BBF's web site, trade name and domain names.






/s/ Lauren Farfour                      Date: April 3, 2002
---------------------------------
Lauren Farfour
**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).




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